SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(B)

(Amendment No.   6  )1/

Summit Bank Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

866013105
(CUSIP Number)

December 31, 2004
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                     [     ]      Rule 13d-1(b)
                     [ X ]      Rule 13d-1(c)
                     [     ]      Rule 13d-1(d)

SCHEDULE 13G

CUSIP NO.  866013105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Paul C.Y. Chu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 408,275
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 408,275
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,275
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.18%
12	TYPE OF REPORTING PERSON INDIVIDUAL

SCHEDULE 13G

Item 1(a).               Name of Issuer:

                                Summit Bank Corporation

Item 1(b).               Address of Issuer's Principal Executive Offices:
                                4360 Chamblee Dunwoody Rd.
                                Suite 300
                                Atlanta, GA   30341

Item 2(a).               Name of Person Filing:

                                Paul C.Y. Chu

Item 2(b).               Address of Principal Business Office or, if None, Residence:
        371 Knollwood Road Ext.
        Elmsford, NY   10523

Item 2(c).               Citizenship:
                                United States

Item 2(d).               Title of Class of Securities:
                                Common Stock

Item 2(e).               CUSIP Number:
                                866013105

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is:

                                N/A

Item 4.    Ownership as of December 31, 2004:

                (a)           Amount beneficially owned:       408,275

                (b)           Percent of class:                             7.18%

                (c)           Number of shares as to which such person has

                         (i)     sole power to vote or direct the vote:   408,275

                         (ii)    shared power to vote or direct the vote:     N/A

                         (iii)   sole power to dispose or to direct the disposition of:   408,275

                         (iv)   shared power to dispose or direct the disposition of:     N/A

Item 5.    Ownership of Five Percent or Less of a Class:

                N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

                N/A

SCHEDULE 13G

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                N/A

Item 8.    Identification and Classification of the Members of the Group:

                N/A

Item 9.    Notice of Dissolution of Group:

                N/A

Item 10. Certification:

                N/A

SCHEDULE 13G

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                    February 4, 2005

Signature:             /s/ Gary McClung, Atty in Fact for Paul C.Y.Chu

Name:                  Gary McClung, Atty in Fact for Paul C.Y. Chu